Exhibit 99.14
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (the “Company”)
401 Bay Street, Suite 2010
Toronto, Ontario M5H 2Y4
2.	Date of Material Change
May 11, 2007
3.	News Release
A news release with respect to the material change referred to in this report was issued through CCN Matthews on May 11, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).
4.	Summary of Material Change
The Company announced that it has changed its name to Thompson Creek Metals Company Inc. effective May 11, 2007 and that, effective at the opening on May 15, 2007, the Company’s common shares and common share purchase warrants will commence trading under the new name and the new symbols TCM and TCM.WT, respectively.
The Company also announced the election of two new Directors of the Company: James P. Geyer and Timothy J. Haddon.
5.	Full Description of Material Change
The Company, one of the world’s largest publicly traded, pure molybdenum producers, announced that it has changed its name to Thompson Creek Metals Company Inc. effective May 11, 2007.
The name change was approved by shareholders at the Company’s Annual and Special Meeting on May 10, 2007.
Effective at the opening on May 15, 2007, the Company’s common shares and common share purchase warrants currently listed on the Toronto Stock Exchange under the symbols BLE and BLE.WT.A, respectively, will commence trading under the new name Thompson Creek Metals Company Inc. and the new symbols TCM and TCM.WT, respectively.

The Company also announced the election of two new Directors of the Company: James P. Geyer, Senior Vice President of Gold Reserve Inc., a mineral development company; and Timothy J. Haddon, President and Chief Executive Officer of International Natural Resource Management Co., a private company involved in mining industry investment and consultation, and Chairman of Anatolia Minerals Development Limited, a mineral exploration company.
Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, contact Ian McDonald, Executive Chairman of the Company at (416) 860-1438.
9.	Date of Report
May 16, 2007